Ecopetrol is evaluating the strategy to ensure the continuity of gas projects in the Southern Caribbean

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that a joint plan has been initiated to determine the best alternative to ensure the continuity of the projects in the Southern Caribbean following Shell's decision to withdraw from its offshore assets in said region.

In the Col 5, Purple Angel, and Fuerte Sur blocks, there are gas discoveries Kronos-1, Purple Angel 1, Gorgon 1 and 2, and Glaucus 1, which were operated by Shell. Shell's decision is related to its global portfolio strategy and management.

These technically and economically viable projects are a priority for Ecopetrol and the country. Therefore, actions are being evaluated to maintain their continuity over time and develop resources to ensure the medium-term gas supply.

The maturation of the Gorgon development project and the management of socio-environmental viability are intended to be completed in the first half of 2029 and production is intended to start between 2031 and 2032. In this regard, Ecopetrol is evaluating connection options with the National Transportation System to commercialize gas from Gorgon and meet national demand.

Ecopetrol and Shell remain partners and, together with [Total Energies, are advancing the development of the Gato Do Mato field in Brazil, to which significant resources are intended to be allocated in 2025.

Ecopetrol maintains its commitment to the development and maturation of gas resources in the Caribbean Sea, understanding this fuel as one of the pillars of the energy transition.

Bogota D.C., April 24, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co